Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited interim financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2009 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month period ended September 30, 2009 as compared to the three-month period ended September 30, 2008. This review was performed by management with information available as of November 10, 2009.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the evaluation of the profitability of the revenue contracts, amount owing to Elan Pharma International Limited (“Elan”) should the Company participate in the post Phase II development of ELND005 (AZD-103), the sufficiency of financial resources for anticipated expenditures until at least mid fiscal 2011, expected levels of losses in upcoming periods, the impact of ongoing preclinical development and clinical trials on research and development costs in fiscal 2010, the impact of the Company’s International Financial Reporting Standards (“IFRS”) conversion project on general and administrative expenses in fiscal 2010, the expected level of amortization expense in fiscal 2010 and the impact of declining cash balances on interest income in fiscal 2010.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in the Company’s annual MD&A and all other information included in or incorporated by reference in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead products are: ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition also has an emerging pipeline of preclinical drug candidates acquired externally or developed internally using its proprietary drug discovery engine. The next preclinical candidates that the Company is preparing for clinical development and future partnership are a series of anti-neuroinflammatory compounds, TT-301/302, which have applicability in traumatic brain injury (“TBI”), Alzheimer’s disease, multiple sclerosis (“MS”), and other neurological diseases.

Recent Achievements

During the three-month period ended September 30, 2009 and up to the date of this MD&A, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria;

Corporate Developments:

•

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The shelf prospectus provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103). Under the terms of the agreement, Transition has received an upfront payment of US$15 million in two separate tranches. The upfront payments received from Elan have been recorded as deferred revenue. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial. On October 20, 2008, Elan and Transition announced the achievement of the patient enrollment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease.

Dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$180 million. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

At the end of Phase II development of ELND005, Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 equal to its cost sharing percentage. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 is being commercialized.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$1.5 million for post Phase II development costs incurred up to September 30, 2009. These costs have not been recorded as an expense or a liability at September 30, 2009 as the Company has not yet made a decision as to its participation.

Eli Lilly and Company

On March 13, 2008, Eli Lilly and Company (“Lilly”) and Transition entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin-based therapies, including the lead compound TT-223, which is currently in early Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin-based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program.

On September 11, 2008, Transition dosed the first patient in a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. On February 5, 2009, Transition announced the completion of patient enrolment for a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes. Transition and Lilly are both funding this Phase II clinical trial. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin-based therapeutic products worldwide.

On March 23, 2009, Transition announced the initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of a proprietary Lilly GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up. All costs associated with this study are the responsibility of Lilly.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s lead technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103). Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103). Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and CSF and plasma studies. ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months.

On December 24, 2007, Transition announced that in connection with the initiation of the Phase II clinical study, the Company issued the former shareholders of Ellipsis Neurotherapeutics Inc. (“ENI”) the first contingent consideration milestone in the form of 174,123 Transition common shares at a price of $10.86 per share. The shares issued had a fair value of $1,890,976 which represents additional consideration paid to acquire the technology, products and patents from ENI and accordingly, has been capitalized as intangible assets and will be amortized over the remaining useful life of the technology, products and patents.

On October 20, 2008, Elan and Transition announced the patient enrollment target for the Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease was achieved.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer’s disease treatment with ELND005 (AZD-103). The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled “Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation,” and generally claims methods for treating Alzheimer’s disease comprising administering scyllo-inositol ELND005 (AZD-103). The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer’s Association International Conference on Alzheimer’s Disease (ICAD 2009) in Vienna, Austria.

Transition and its partner Elan are considering initiating clinical trials for other amyloid beta related indications including early/pre-Alzheimer’s disease.

Expenditures for the ELND005 (AZD-103) Program

During the three-month periods ended September 30, 2009 and 2008, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD-103) Program (1)	Three-month period ended September 30, 2009	Three-month period ended September 30, 2008
Preclinical studies	$—	$56,409
Clinical studies	—	—
Manufacturing	10,460	10,113
Other direct research	22,194	701
Due to Elan
Clinical studies	1,231,880	1,518,133
Manufacturing	102,460	301,611
Other direct research	147,160	173,246
Other	165,713	67,133

TOTAL	$1,679,867	$2,127,346

(1)	These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-223 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of diabetes. Preclinical and clinical data suggest that gastrin plays an important role in beta cell differentiation and function; capable of providing sustained glucose control in type 2 diabetes.

TT-223 in combination with EGF

Transition’s first diabetes therapy TT-223 in combination with EGF, a combination of Transition’s epidermal growth factor analogue and a gastrin analogue, has completed two Phase I clinical trials, in which it was shown that it was safe to administer. Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for the drug candidate in both type 1 and type 2 diabetics. These two clinical trials evaluated the efficacy, safety and tolerability of a 28-day course of daily TT-223 in combination with EGF treatment with a six month follow-up.

In March, 2007, the Company announced positive unblinded interim safety, tolerability and efficacy data from these exploratory Phase IIa trials for type 1 and type 2 diabetes patients. In the type 1 diabetes study, 6 of 11 (54%) patients responded to TT-223 in combination with EGF therapy, either by decreasing their average daily insulin usage by more than 20% or reducing their HbA1c levels by 1.2 to 2%. There were no responders among the placebo group.

On June 28, 2007, the Company announced final results from the exploratory Phase IIa clinical trial. A 4-week therapy with TT-223 in combination with EGF lead to sustained reductions in blood glucose levels for 6 months post-treatment in type 2 diabetes patients. In the treated group of patients, the mean HbA1c level was reduced by 0.94% to 1.21% vs. baseline levels in months 2 to 6 post-treatment. More specifically, the mean HbA1c level among treated patients was reduced 0.43%, 0.94% (p<0.05), 1.09% (p<0.05), 1.12% (p<0.05), 1.21% (p<0.05), and 1.14% in months 1, 2, 3, 4, 5, and 6 post-treatment, respectively. In contrast, the mean HbA1c levels of the placebo group ranged from a reduction of 0.1% to an increase of 1.0% over the same period. In addition to the HbA1c reductions, the data demonstrated decreases in fasting blood glucose levels as well as improvements in glucose tolerance over a six month period following treatment with TT-223 in combination with EGF. Trends in increased insulin levels as measured with an oral glucose tolerance test were also observed, particularly in patients where the HbA1c levels decreased over 1% with the TT-223 in combination with EGF therapy. These data are consistent with the increased glucose control observed in diabetes animal models where a short treatment with TT-223 in combination with EGF resulted in a sustained increase in beta cell mass and function. These clinical improvements, including HbA1c reductions greater than 1% in patients six month post-treatment, highlight the potential that TT-223 in combination with EGF therapy could provide patients significant clinical benefit in excess of six months.

TT-223 Clinical Development

These clinical data support the potential of the TT-223 gastrin analogue as a stand alone therapy and in combination with other diabetes therapies. On March 13, 2008, Lilly and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin-based therapies, including the lead compound TT-223, which is currently in Phase II testing.

To support the Phase II clinical development program for TT-223, Transition has performed two Phase I studies to expand the dose ranges for TT-223. The first study, a single ascending dose study of TT-223 in healthy volunteers and the second study, a multiple ascending dose study of TT-223 have both been completed.

In August 2008, Transition and its collaboration partner Lilly initiated a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs) which completed patient enrollment in February 2009.

On March 23, 2009, Transition announced the initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up.

Expenditures for the TT-223 Program

During the three-month periods ended September 30, 2009 and 2008, the Company incurred direct research and development costs for this program as follows:

TT-223 Program (1)	Three-month period ended September 30, 2009	Three-month period ended September 30, 2008
Preclinical studies	$—	$11,879
Clinical studies	948,695	1,296,426
Manufacturing	8,977	199,041
Other direct research	14,815	127,906
Reimbursement from Lilly
Clinical studies	(725,527)	(635,091)
Manufacturing	(9,066)	(93,174)
Other research	—	(502,887)
Other	(42,409)	(218,594)

TOTAL	$195,485	$185,506

(1)

These costs, except “Reimbursement from Lilly”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of $1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood brain barrier.

To address this large unmet medical need, Transition is developing a class of small mole-cule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, multiple sclerosis and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

Investigational new drug (“IND”) enabling studies are being performed and assuming positive outcomes, the first Phase I study is expected to commence by the first half of calendar 2010. Based on the characteristics of lead drug candidates, Transition will identify an initial disease indication for clinical development of each. However, as these drug candidates enter clinical development, Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

RESULTS OF OPERATIONS

For the three month period ended September 30, 2009, the Company recorded a net loss of $5,613,461 ($0.24 per common share) compared to a net loss of $5,032,796 ($0.22 per common share) for the three-month period ended September 30, 2008. This increase in net loss of $580,665 or 12% is due to a significant increase in foreign exchange loss resulting from the strengthening Canadian dollar as well as reduction in interest income due to decreased effective interest rates and reduced cash balances. The increase in net loss is partially offset by decreases in research and development expenses, general and administrative expenses, amortization and an increase in revenue.

Revenue

Revenue increased to $304,436 from nil for the three month periods ended September 30, 2009 and September 30, 2008, respectively. During the fourth quarter of fiscal 2009 management determined that the Lilly agreement will be profitable in the future. Accordingly, during the first quarter of fiscal 2010, management has recorded $304,436 of the remaining deferred upfront payment from Lilly as revenue and the balance of the upfront payment of $4,199,456 is expected to be recognized using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable in the future.

Research and Development

Research and development expenses decreased by $663,893 or 18% to $3,076,069 for the three-month period ended September 30, 2009 from $3,739,962 for the three month period ended September 30, 2008. This decrease was primarily due to a decrease in clinical development costs related to ELND005 (AZD-103) and TT-223 clinical trials, reduced research and development costs resulting from the reduction in the lease termination provision related to the closure of the Transition Therapeutics (USA) Inc. facility located in the United States, and a decrease in salary expenses resulting from fiscal 2009 staff reductions undertaken as part of a corporate restructuring. These decreases are partially offset by increased preclinical costs associated with advancing the TT-301/302 compounds.

The Company anticipates that research and development expense will increase in the second quarter of fiscal 2010 as the Company incurs net development costs relating to the on-going ELND005 (AZD-103) Phase II clinical trial and pre-clinical development costs relating to advancing the TT-301/302 compounds. In addition, the Company will incur increased research and development costs relating to the ongoing TT-223 clinical trial as the Company will not receive a reimbursement from Lilly for future costs incurred due to the fact that the US$3,000,000 funding commitment from Lilly has been fully applied as of September 30, 2009.

General and Administrative

General and administrative expenses decreased by $107,074 or 7% to $1,443,450 for the three-month period ended September 30, 2009 from $1,550,524 for the same period in fiscal 2009. This decrease was primarily due to decreased consulting and legal fees and reduced stock option expenses. These decreases have been partially offset by increases in business development expenses and accounting fees relating to the Company’s ongoing SOX compliancy requirements and fees associated with the transition to IFRS.

The Company anticipates that general and administrative expenses will not increase significantly in the second quarter of fiscal 2010.

Amortization

Amortization expense decreased $139,218 or 17% to $691,671 for the three-month period ended September 30, 2009 from $830,889 for the same period ended September 30, 2008. The decrease in amortization expense is primarily due to the fact that the workforce acquired from Protana was fully amortized during fiscal 2009 as well as the reduced amortization expense resulting from the GHC assets which were written off in the fourth quarter of fiscal 2009. The decrease is partially offset by the amortization expense resulting from the assets acquired from Forbes in August, 2008.

The Company anticipates that amortization expenses will remain consistent in the second quarter of fiscal 2010.

Interest Income, net

Interest income, net, decreased $336,353 or 81% to $77,271 for the three-month period ended September 30, 2009 from $413,624 for the same period ended September 30, 2008. This decrease primarily resulted from decreases in effective interest rates and declining cash balances.

In the absence of additional financing, interest income is expected to decrease in the second quarter of fiscal 2010.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010
Revenue	$304,436
Net loss (1)	$5,613,461
Basic and diluted net loss per Common Share	$0.24
2009
Revenue	$—	$—	$—	$2,513,108
Net loss (1)	$5,032,796	$4,873,270	$5,738,815	$6,729,610
Basic and diluted net loss per Common Share	$0.22	$0.21	$0.25	$0.29
2008
Revenue		$1,563,911	$—	$—
Net loss (1)		$1,552,208	$4,977,020	$5,490,996
Basic and diluted net loss per Common Share		$0.07	$0.22	$0.23

Notes:

(1)	Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, NeuroMedix and Forbes, and the assets associated with the GHC sublicensing agreement, foreign exchange gains and losses, recognition of upfront and licensing fees relating to the Novo Nordisk and Lilly agreements, interest income, gains and losses relating to SCT receivable and sale of SCT shares, corporate development costs, and the growth of the Company’s management team.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 5 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset’s carrying value.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and qualifying research and development expenses. The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes. However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model. The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Deferred Revenue

As a result of the Company’s collaboration agreements with Elan and Lilly, the Company has recorded deferred revenue.

The up-front and milestone payments received from Elan and the up-front payment received from Lilly have been recorded as deferred revenue and will be recognized as income on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. Significant assumptions used to estimate the profitability of the collaboration arrangement include the timing and amount of costs to be incurred to complete the clinical trials and the results of the clinical trials.

With respect to the Lilly collaboration, management determined that the agreement will be profitable in the future and accordingly, has begun recognizing deferred revenue. Actual results could differ materially from the estimates made by management.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new standard replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. The Company will be required to report under IFRS for interim and annual financial statements beginning July 1, 2011 and provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at July 1, 2010.

The Company has developed a three phase conversion plan to adopt IFRS by July 1, 2011 as follows:

Phase 1 – Scope and Plan: This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company;

Phase 2 – Design and Build: This second phase includes the detailed review, documentation and selection of accounting policy choices relating to each applicable IFRS standard. This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting and disclosure controls. In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered and draft financial statements and note disclosures will be prepared;

Phase 3 – Implement and Review: This final phase involves the actual implementation of IFRS standards. This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation of testing of new processes, systems and controls, and the execution of detailed training where required.

At September 30, 2009, the first phase of the Company’s IFRS project was completed. An IFRS implementation team has been created and third party advisors have been engaged to assist in this project. The Company is currently in the second phase of the project and is currently evaluating the specific impacts of IFRS and developing recommendations and accounting policies.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

On April 25, 2008, the FASB issued ASC Topic 350, Determination of the Useful Life of Intangible Assets. ASC Topic 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350, Goodwill and Other Intangible Assets. The intent of ASC Topic 350 is to improve the consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under SFAS 41, Business Combination, and other U.S. GAAP. ASC Topic 350 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this ASC Topic 350 shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

On December 12, 2007, the EITF ASC Topic 808, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are evaluating the impact that the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows and disclosures.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no substantive changes in the Company’s internal controls over financial reporting that occurred during the most recent interim period beginning July 1, 2009 and ending September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to September 30, 2009 of $132,148,723. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and short term investments and the Company’s working capital position were $40,143,468 and $40,045,567 (1), respectively, at September 30, 2009, a decrease from June 30, 2009 balances of $45,641,056 and $44,674,766 respectively. The decrease is primarily the result of the expenditures incurred during the 3-month period ended September 30, 2009. Based on a recent cost reduction program and certain revised projections the Company currently believes that it has adequate financial resources for anticipated expenditures until at least mid fiscal 2011.

(1)	Working capital excludes current portion of deferred revenue

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities and amounts due to/from Elan and Lilly. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Contractual Obligations

Minimum payments under our contractual obligations as of September 30, 2009 are as follows:

	Less than 1 Year	1 - 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$214,928	$450,861	$—	$—	$665,789
Collaboration agreements	$16,283	$—	$—	$—	$16,283
Clinical and toxicity study agreements	$2,335,726	$—	$—	$—	$2,335,726
Manufacturing agreements	$504,889	$—	$—	$—	$504,889

TOTAL	$3,071,826	$450,861	$—	$—	$3,522,687

PROPOSED TRANSACTIONS

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The shelf prospectus provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at November 10, 2009, the Company has 23,217,599 common shares outstanding.

Stock Options

As at November 10, 2009, the Company has 2,044,681 stock options outstanding with exercise prices ranging from $4.00 to $18.00 and expiry dates ranging from November 15, 2009 to June 30, 2014. At November 10, 2009, on an if-converted basis, these stock options would result in the issuance of 2,044,681 common shares at an aggregate exercise price of $22,387,311.

RISKS AND UNCERTAINTIES

The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.